Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the capital stock of Franchise Group, Inc. (the “Company”) and certain terms of its Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Certificate of Designation of its Voting Non-Economic Preferred Stock (the “Voting Non-Economic Preferred Stock”), as amended, and, together with that certain Certificate of Increase, dated September 30, 2019 (the “Voting Non-Economic Preferred Certificate of Designation”), the Certificate of Designation of its Series A Preferred Stock (the “Series A Preferred Stock”), as amended, and, together with that certain Certificate of Increase, dated January 15, 2021 (the “Series A Preferred Certificate of Designation”), its Second Amended and Restated Bylaws (the “Bylaws”), that certain Registration Rights Agreement, dated July 10, 2019, as amended as of September 30, 2019, October 23, 2019 and December 16, 2019, between the Company and certain of its investors listed on Schedule I thereto (the “Vintage Registration Rights Agreement”), and that certain Registration Rights Agreement, dated February 14, 2020, between the Company and Kayne FRG Holdings, L.P. (the “Kayne Registration Rights Agreement” and, together with the Vintage Registration Rights Agreement, the “Registration Rights Agreements”). This discussion summarizes the material features of the Company’s capital stock but does not purport to be a complete description of these rights and may not contain all of the information regarding the Company’s capital stock. The descriptions herein are qualified in their entirety by reference to the Certificate of Incorporation, Certificate of Designation, Bylaws and Registration Rights Agreements, copies of which are filed as exhibits to this Annual Report on Form 10-K of which this exhibit is a part.

General

The Company’s current authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which 1,886,667 shares are designated as shares of Voting Non-Economic Preferred Stock and 4,800,000 shares are designated as Series A Preferred Stock. As of March 4, 2021, the Company had outstanding 40,094,915 shares of Common Stock, no shares of Voting Non-Economic Preferred Stock and 4,541,125 shares of Series A Preferred Stock.

Certain of the common units (“New Holdco Units”) of Franchise Group New Holdco, LLC (“New Holdco”) issued under that certain First Amended and Restated Limited Liability Company Agreement of New Holdco, dated as of July 10, 2019, by and among New Holdco and its members, as amended, restated or otherwise modified from time to time (the “New Holdco LLC Agreement”) were, together with one-fifth of a share of Voting Non-Economic Preferred Stock, redeemable in exchange for one share of Common Stock after an initial six-month lockup period which has expired. As of April 1, 2020, all shares of outstanding Voting Non-Economic Preferred Stock and New Holdco Units (except for the New Holdco Units held by the Company) were redeemed for shares of Common Stock and no shares of Voting Non-Economic Preferred Stock or New Holdco Units remained outstanding (except for the New Holdco Units held by the Company).

Common Stock

Dividends and Distributions. Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of shares of Common Stock are entitled to share equally, on a per share basis, in dividends and other distributions of cash, property or shares of the Company’s stock as may be declared by the Company’s board of directors with respect to shares of Common Stock out of the Company’s assets or funds legally available for dividends.

Liquidation. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of shares of Common Stock are entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of Preferred Stock.

Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock held of record as of the applicable record date on any matter submitted to a vote of the Company’s stockholders.

Fundamental Transactions. In connection with certain fundamental transactions, all holders of shares of Common Stock are entitled to receive consideration in the same form and of the same kind and amount, calculated on a per share basis.

Related Person Transactions. Certain transactions with persons owning 20% or more of the Company’s outstanding shares of Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

Voting Non-Economic Preferred Stock

Liquidation. The Voting Non-Economic Preferred Stock has no economic rights other than to receive $0.01 per share of Voting Non-Economic Preferred Stock upon the liquidation, dissolution or winding up of the Company prior to any distribution of assets to holders of shares of Common Stock or any other class of the Company’s capital stock ranking junior to the Voting Non-Economic Preferred Stock in connection with such liquidation, dissolution or winding up of the Company. As a result, there are no restrictions on the repurchase or redemption of shares of Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

Voting Rights. With respect to all meetings of the Company’s stockholders at which the holders of shares of Common Stock are entitled to vote and with respect to any written consent sought by the Company or any other person from the holders of shares of Common Stock, the holders of Voting Non-Economic Preferred Stock will vote together with the holders of shares of Common Stock as a single class, except as otherwise required under non-waivable provisions of the Delaware General Corporation Law (the “DGCL”), and the holders of Voting Non-Economic Preferred Stock are entitled to cast five votes per share of Voting Non-Economic Preferred Stock held on any such matter. Until the date on which no shares of Voting Non-Economic Preferred Stock are outstanding, the Company is prohibited, without the prior affirmative vote or written consent of the holders of a majority of the issued and outstanding shares of Voting Non-Economic Preferred Stock, from changing, amending, altering or repealing any provision of the Certificate of Incorporation or the Bylaws, whether by merger, consolidation or otherwise, or creating a new series of Preferred Stock or issuing any other securities, in each case to the extent any such action would have a material and disproportionate adverse effect on the voting rights of the holders of Voting Non-Economic Preferred Stock relative to the voting rights of the holders of Common Stock.

Redemption and Exchange. One-fifth of a share of Voting Non-Economic Preferred Stock held by certain holders thereof, together with one New Holdco Unit held by such holders, was redeemable at the election of such holders, following the expiration of an initial six-month lockup period which has expired, in exchange for one share of Common Stock in accordance with the Voting Non-Economic Preferred Certificate of Designation and the New Holdco LLC Agreement. Under certain circumstances as provided in the New Holdco LLC Agreement and the Voting Non-Economic Preferred Certificate of Designation (e.g., a change of control), the Company had the right to require New Holdco Units and shares of Voting Non-Economic Preferred Stock held by certain holders to be redeemed in exchange for shares of Common Stock as further described above. As of April 1, 2020, all shares of outstanding Voting Non-Economic Preferred Stock and New Holdco Units (except for the New Holdco Units held by the Company) were redeemed for shares of Common Stock and no shares of Voting Non-Economic Preferred Stock or New Holdco Units remained outstanding (except for the New Holdco Units held by the Company).

Transfer Restrictions. Subject to certain exceptions set forth in the New Holdco LLC Agreement, Voting Non-Economic Preferred Stock may not have been transferred, in whole or in part, by any holder directly or indirectly without the prior written consent of the Company. To the extent that certain holders of New Holdco Units transferred any of their New Holdco Units in accordance with the New Holdco LLC Agreement, such holders were required to transfer one-fifth of a share of Voting Non-Economic Preferred Stock held by such holders for each such New Holdco Unit transferred, to the same transferee of such New Holdco Unit.

Series A Preferred Stock

Ranking. The Series A Preferred Stock ranks, as to dividend rights and rights upon the Company’s liquidation, dissolution or winding-up:

1.Senior to all classes or series of Common Stock and to all other equity securities issued by the Company expressly designated as ranking junior to the Series A Preferred Stock;
2.On parity with any future class or series of the Company’s equity securities expressly designated as ranking on parity with the Series A Preferred Stock;
3.Junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up; and
4.Effectively junior to all of the Company’s existing and future indebtedness (including indebtedness convertible into Common Stock or Preferred Stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Company’s existing or future subsidiaries.

Dividends. Holders of Series A Preferred Stock are entitled to receive, when and as declared by the Company’s board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.50% of the $25.00 liquidation preference per year (equivalent to $1.875 per year). Dividends are payable quarterly in arrears on or about the 15th day of January, April, July and October; provided that if any dividend payment date is not a business day, as defined in the Series A Preferred Certificate of Designation, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accumulate on the amounts so payable for the period from and after that dividend payment date to that next succeeding business day.

Any dividend, including any dividend payable on the Series A Preferred Stock for any partial dividend period, is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of Series A Preferred Stock as they appear in the transfer agent’s records at the close of business on the applicable record date, which will be the date that the Company’s board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the dividend payment date.

The Company’s board of directors will not authorize, pay or set apart for payment by the Company any dividend on the Series A Preferred Stock at any time that:

•the terms and provisions of any of the Company’s agreements, including any agreement relating to the Company’s indebtedness, prohibits such authorization, payment or setting apart for payment;

•the terms and provisions of any of the Company’s agreements, including any agreement relating to the Company’s indebtedness, provides that such authorization, payment or setting apart for payment thereof would constitute a breach of, or a default under, such agreement; or

•the law restricts or prohibits the authorization or payment.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock accumulate whether or not:

•the terms and provisions of any of the Company’s agreements relating to the Company’s indebtedness prohibit such authorization, payment or setting apart for payment;

•the Company has earnings;

•there are funds legally available for the payment of the dividends; and

•the dividends are authorized.

No interest, or sums in lieu of interest, is payable in respect of any dividend payment or payments on the Series A Preferred Stock, which may be in arrears, and holders of the Series A Preferred Stock are not entitled to any dividends in excess of the full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividends due with respect to those shares.

The Company will not pay or declare and set apart for payment any dividends (other than a dividend paid in Common Stock or other stock ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company) or declare or make any distribution of cash or other property on Common Stock or other stock that ranks junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company or redeem or otherwise acquire Common Stock or other stock that ranks junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company (except (i) by conversion into or exchange for Common Stock or other stock ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, (ii) for the redemption of shares of the Company’s stock pursuant to the provisions of the Company’s charter relating to the restrictions upon ownership and transfer of the Company’s stock and (iii) for a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock and any other stock that ranks on parity with the Series A Preferred Stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company), unless the Company also has either paid or declared and set apart for payment full cumulative dividends on the Series A Preferred Stock for all past dividend periods.

Notwithstanding the foregoing, if the Company does not either pay or declare and set apart for payment full cumulative dividends on the Series A Preferred Stock and all stock that ranks on parity with the Series A Preferred Stock with respect to dividends, the amount which the Company has declared will be allocated pro rata to the holders of Series A Preferred Stock and to each equally ranked class or series of stock, so that the amount declared for each share of Series A Preferred Stock and for each share of each equally ranked class or series of stock is proportionate to the accrued and unpaid dividends on those shares. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accrued and unpaid dividend.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of the Company’s assets legally available for distribution to the Company’s shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of Common Stock or any other class or series of the Company’s equity stock ranking, as to liquidation rights, junior to the Series A Preferred Stock.

If, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the Company’s available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series A Preferred Stock, then the holders of the Series A Preferred Stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series A Preferred Stock will be entitled to written notice of any liquidation no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the Company’s remaining assets.

The Company’s consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the Company’s property or business will not be deemed to constitute the liquidation, dissolution or winding up of the Company. The Series A Preferred Stock ranks senior to the Common Stock as to priority for receiving liquidating distributions and on a parity with any existing and future equity securities which, by their terms, rank on a parity with the Series A Preferred Stock.

Optional Redemption. The Series A Preferred Stock is not redeemable prior to September 18, 2025, except under the circumstances described below. On or after September 18, 2025, the Series A Preferred Stock may be redeemed at the Company’s option, in whole or in part, from time to time, at a redemption price of $25.00 per share, plus all dividends accumulated and unpaid (whether or not declared) on the Series A Preferred Stock up to, but not including, the date of such redemption, upon the giving of notice, as provided below.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot.

In the event the Company elects to redeem Series A Preferred Stock, notice of redemption will be mailed to each holder of record of Series A Preferred Stock called for redemption at such holder’s address as it appear on the Company’s stock transfer records, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice will notify the holder of the election to redeem the shares and will state at least the following:

•the date fixed for redemption thereof, which is referred to as the Redemption Date;

•the redemption price;

•the number of shares of Series A Preferred Stock a to be redeemed (and, if fewer than all the shares are to be redeemed, the number of shares to be redeemed from such holder);

•the place(s) where holders may surrender certificates, if any, evidencing the Series A Preferred Stock for payment; and

•that dividends on the shares of Series A Preferred Stock will cease to accumulate on the date prior to the Redemption Date.

On or after the Redemption Date, each holder of Series A Preferred Stock to be redeemed that holds a certificate other than through The Depository Trust Company book entry described below must present and surrender the certificates evidencing the shares of Series A Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender.

From and after the Redemption Date (unless the Company defaults in payment of the redemption price):

•all dividends on the shares designated for redemption in the notice will cease to accumulate;

•all rights of the holders of the shares, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends up to the date prior to the Redemption Date), will cease and terminate; and

•the shares will not be deemed to be outstanding for any purpose whatsoever.

Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for the Company’s capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

Notwithstanding the foregoing, for at least five years after January 15, 2021, the Company has elected not to redeem the 3,291,125 shares of the Series A Preferred Stock issued on January 15, 2021 (except in the case of a redemption following the occurrence of a Delisting Event or a Change of Control as described below).

Special Optional Redemption. During any period of time (whether before or after September 18, 2025) that both (i) the Series A Preferred Stock are no longer listed on the NASDAQ Global Market (“Nasdaq”), the New York Stock Exchange (the “NYSE”) or the NYSE American LLC (the “NYSE AMER”), or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE AMER, and (ii) the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but any Series A Preferred Stock is still outstanding (referred to collectively as a “Delisting Event”), the Company may, at its option, redeem the Series A Preferred Stock, in whole or in part and within 90 days after the date of the Delisting Event, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption.

In addition, upon the occurrence of a Change of Control (defined below), the Company may, at its option, redeem the Series A Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption (other than any dividend with a record date before the applicable redemption date and a payment date after the applicable redemption date, which will be paid on the payment date notwithstanding prior redemption of such shares).

If, prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined below), as applicable, the Company has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Company’s optional redemption right described above or the Company’s special optional redemption), the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below under “— Conversion Rights” in respect of their shares called for redemption.

The Company will mail to you, if you are a record holder of the Series A Preferred Stock, a notice of redemption, no fewer than 30 days nor more than 60 days before the redemption date. No failure to give the notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to a holder to whom notice was defective or not given. Each notice will state the following:

•the redemption date;

•the redemption price;

•the number of shares of Series A Preferred Stock to be redeemed;

•the place(s) where holders may surrender certificates, if any, evidencing the Series A Preferred Stock for payment;

•that the Series A Preferred Stock is being redeemed pursuant to the Company’s special optional redemption right in connection with the occurrence of a Delisting Event or Change of Control, as applicable, and a brief description of the transaction or transactions or circumstances constituting such Delisting Event or Change of Control, as applicable;

•that the holders Series A Preferred Stock to which the notice relates will not be able to convert such shares of Series A Preferred Stock in connection with the Delisting Event or Change of Control, as applicable, and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Delisting Event Conversion Date or Change of

Control Conversion Date, as applicable, for redemption will be redeemed on the related date of redemption instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; and

•that dividends on the Series A Preferred Stock to be redeemed will cease to accumulate on the date prior to the redemption date.

A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company entitling that person to exercise more than 50% of the total voting power of all shares of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•following the closing of any transaction referred to in the bullet point above, neither the Company nor any acquiring or surviving entity (or if, in connection with such transaction shares of Common Stock are converted into or exchanged for (in whole or in part) common equity securities of another entity), has a class of common securities (or ADRs representing such securities) listed on Nasdaq, the NYSE or the NYSE AMER, or listed or quoted on an exchange or quotation system that is a successor to Nasdaq, the NYSE or the NYSE AMER.

If the Company redeems fewer than all of the outstanding shares of Series A Preferred Stock, the notice of redemption mailed to each record holder of Series A Preferred Stock will also specify the number of shares of Series A Preferred Stock that the Company will redeem from such record holder. In this case, the Company will determine the number of shares of Series A Preferred Stock to be redeemed on a pro rata basis or by lot.

If the Company has given a notice of redemption and has irrevocably set aside sufficient funds for the redemption for the benefit of the holders of the shares of Series A Preferred Stock called for redemption, then from and after the redemption date, those shares of Series A Preferred Stock will be treated as no longer being outstanding, no further dividends will accumulate on the Series A Preferred Stock and all other rights of the holders of those shares of Series A Preferred Stock will terminate. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next business day. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares of Series A Preferred Stock (including any accumulated and unpaid dividends to but excluding the redemption date).

The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding payment date or the Company’s default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock to be redeemed.

Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for the Company’s capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all shares of Series A Preferred Stock.

Conversion Rights. Upon the occurrence of a Delisting Event or a Change of Control, as applicable, each holder Series A Preferred Stock has the right (unless, prior to the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable, the Company has provided or provides notice of the Company’s election to redeem the Series A Preferred Stock as described above under “— Optional Redemption” or “— Special Optional Redemption”) to convert some or all of the shares of Series A Preferred Stock held by such holder (the “Delisting Event Conversion Right” or “Change of Control Conversion Right,” as applicable) on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, into a number of shares of Common Stock (or equivalent value of alternative consideration) per share of Series A Preferred Stock, or the “Common Stock Conversion Consideration,” equal to the lesser of:

•the quotient obtained by dividing (1) the sum of the $25.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and then remaining unpaid dividend will be included in this sum) by (2) the Common Stock Price (such quotient, the “Conversion Rate”); and

•1.9608 (i.e., the Share Cap), subject to certain adjustments.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of Common Stock to existing holders of Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (1) the Share Cap in effect immediately prior to such Share Split by (2) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

In the case of a Delisting Event or Change of Control pursuant to, or in connection with, which Common Stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Delisting Event or Change of Control, as applicable, had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Delisting Event or Change of Control, as applicable (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Delisting Event or Change of Control, as applicable, is referred to as the “Conversion Consideration”).

If the holders of Common Stock have the opportunity to elect the form of consideration to be received in the Delisting Event or Change of Control, the Conversion Consideration that the holders of Series A Preferred Stock will receive will be the form and proportion of the aggregate consideration elected by the holders of Common Stock who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in, or in connection with, the Delisting Event or Change of Control, as applicable.

The Company will not issue fractional shares of Common Stock upon the conversion of the Series A Preferred Stock. In the event that the conversion would result in the issuance of fractional shares of Common Stock, the Company will pay the holder of Series A Preferred Stock the cash value of such fractional shares in lieu of such fractional shares.

Within 15 days following the occurrence of a Delisting Event or Change of Control, as applicable, the Company will provide to holders of Series A Preferred Stock a notice of occurrence of the Delisting Event or Change of Control, as applicable, that describes the resulting Delisting Event Conversion Right or Change of Control Conversion Right, as applicable. This notice will state the following:

•the events constituting the Delisting Event or Change of Control, as applicable;

•the date of the Delisting Event or Change of Control, as applicable;

•the last date on which the holders of Series A Preferred Stock may exercise their Delisting Event Conversion Right or Change of Control Conversion Right, as applicable;

•the method and period for calculating the Common Stock Price;

•the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable;

•that if, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Company has provided or provides notice of the Company’s election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert the Series A Preferred Stock and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable;

•if applicable, the type and amount of Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•the name and address of the paying agent and the conversion agent;

•the procedures that the holders of Series A Preferred Stock must follow to exercise the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; and

•the last date on which holders of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

The Company will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Company’s website, in any event prior to the opening of business on the first business day following any date on which the Company provides the notice described above to the holders of Series A Preferred Stock.

To exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, each holder of Series A Preferred Stock will be required to deliver, on or before the close of business on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the certificates, if any, evidencing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Company’s transfer agent, or, in the case of shares of Series A Preferred Stock held in global form, comply with the applicable procedures of The Depository Trust Company. The conversion notice must state:

•the “Delisting Event Conversion Date” or “Change of Control Conversion Date”, as applicable, which will be a business day fixed by the Company’s board of directors that is not fewer than 20 days nor more than 35 days after the date on which the Company provides the notice described above to the holders of the Series A Preferred Stock; and

•the number of shares of Series A Preferred Stock to be converted.

The “Common Stock Price” for any Change of Control will be: (1) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock; and (2) if the consideration to be received in the Change of Control by holders of the Company’s Common Stock is other than solely cash (x) the average of the closing prices for the Common Stock on the principal U.S. securities exchange on which the Common Stock is then traded (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Common Stock is not then listed for trading on a U.S. securities exchange.

The “Common Stock Price” for any Delisting Event will be the average of the closing price per share of the Common Stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

Holders of the Series A Preferred Stock may withdraw any notice of exercise of a Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (in whole or in part), by a written notice of withdrawal delivered to the Company’s transfer agent prior to the close of business on the business day prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. The notice of withdrawal must state:

•the number of withdrawn shares of Series A Preferred Stock;

•if certificated shares of Series A Preferred Stock have been issued, the receipt or certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of The Depository Trust Company.

Shares of Series A Preferred Stock as to which the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, unless prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Company has provided or provides notice of the Company’s election to redeem such shares of Series A Preferred Stock, whether pursuant to the Company’s optional redemption right or the Company’s special optional redemption right. If the Company elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

The Company will deliver the applicable Conversion Consideration no later than the third business day following the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

In connection with the exercise of any Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, the Company will comply with all applicable federal and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into Common Stock.

The Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, may make it more difficult for a third party to acquire the Company or discourage a party from acquiring the Company.

The Series A Preferred Stock are not convertible into or exchangeable for any other securities or property, except as provided above.

Limited Voting Rights. Except as described below, holders of Series A Preferred Stock generally have no voting rights. In any matter in which the Series A Preferred Stock may vote (as expressly provided herein, or as may be required by law), each share of Series A Preferred Stock is entitled to one vote.

If dividends on the Series A Preferred Stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series A Preferred Stock and holders of all other classes or series of parity preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class, and are exercisable, voting together as a single class, are entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock as to which dividends are so in arrears or at the next annual meeting of shareholders, for the election of two additional directors to serve on the Company’s board of directors until all dividend arrearages have been paid. If and when all accumulated dividends on the Series A Preferred Stock for all past dividend periods shall have been paid in full, holders of shares of Series A Preferred Stock shall be divested of the voting rights set forth above (subject to re-vesting in the event of each and every preferred dividend default) and, unless outstanding shares of parity preferred stock remain entitled to vote in the election of preferred stock directors, the term of office of such preferred stock directors so elected will terminate and the number of directors will be reduced accordingly.

In addition, so long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock and each other class or series of parity preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class on such matter (voting together as a single class):

•authorize, create or issue, or increase the number of authorized or issued number of shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon the Company’s liquidation, dissolution or winding up, or reclassify any of the Company’s authorized capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•amend, alter or repeal the provisions of the Company’s charter, including the terms of the Series A Preferred Stock, whether by merger, consolidation, transfer or conveyance of all or substantially all of the Company’s assets or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, except that, with respect to the occurrence of any of the events described in the second bullet point immediately above, so long as the Series A Preferred Stock remains outstanding with the terms of the Series A Preferred Stock materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, the Company may not be the surviving entity and the surviving entity may not be a corporation, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, if holders of shares of the Series A Preferred Stock receive the greater of the full trading price of the Series A Preferred Stock on the date of an event described in the second bullet point immediately above or the $25.00 per share of the Series A Preferred Stock liquidation preference plus all accrued and unpaid dividends thereon pursuant to the occurrence of any of the events described in the second bullet point immediately above, then such holders shall not have any voting rights with respect to the events described in the second bullet point immediately above. If any event described in the second bullet point above would materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock disproportionately relative to any other class or series of parity preferred stock, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a separate class, will also be required.

The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series A Preferred Stock:

•any increase in the amount of the Company’s authorized Common Stock or Preferred Stock or the creation or issuance of equity securities of any class or series ranking, as to dividends or liquidation preference, on a parity with, or junior to, the Series A Preferred Stock; or

•the amendment, alteration or repeal or change of any provision of the Company’s articles of incorporation, including the Series A Preferred Certificate of Designation, as a result of a merger, consolidation, reorganization or other business combination, if the Series A Preferred Stock (or shares into which the Series A Preferred Stock have been converted in any successor entity to us) remain outstanding with the terms thereof materially unchanged.

No maturity, sinking fund or mandatory redemption. The Series A Preferred Stock has no maturity date and the Company is not required to redeem the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless the Company decides, at its option, to exercise its redemption right or, under circumstances where the holders of Series A Preferred Stock have a conversion right, such holders convert the Series A Preferred Stock into Common Stock. The Series A Preferred Stock is not subject to any sinking fund.

Other Preferred Stock

The Company’s board of directors may in the future, without further action by the Company’s stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 13,313,333 shares of Preferred Stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which could adversely affect the rights of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of additional Preferred Stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Registration Rights

The Company is party to the Registration Rights Agreements granting certain of its investors certain registration rights applicable to certain shares of Common Stock as set forth below. The registration of shares of Common Stock pursuant to the exercise of the registration rights described below would enable the holders of these shares to trade these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”), when the applicable registration statement is declared effective. The Company is required to pay certain of the registration expenses of the Registrable Shares registered pursuant to the Form S-3, demand and piggyback registrations described below.

Form S-3 Registration. Pursuant to the Vintage Registration Rights Agreement, on or before January 31, 2020, the Company was required to register the shares of Common Stock held by certain of its investors (the “Vintage Registrable Shares”) on a “shelf” registration statement on Form S-1 or Form S-3 if it was eligible to do so at such time and to maintain the effectiveness of such registration statement until no Vintage Registrable Shares remain.

Pursuant to the Kayne Registration Rights Agreement, on or before the expiration of a six-month lock-up period applicable to certain shares acquired by Kayne FRG Holdings, L.P. (“Kayne”) pursuant to that certain Subscription Agreement, dated February 14, 2020, between the Company and Kayne (the “Kayne Registrable Shares” and, together with the Vintage Registrable Shares, the “Registrable Shares”), the Company is required to register the Kayne Registrable Shares on a “shelf” registration statement on Form S-1 or Form S-3 if it is eligible to do so at such time, except to the extent the Company has an existing shelf registration statement covering the Kayne Registrable Shares which may be used for the purposes contemplated in the Kayne Registration Rights Agreement, and to maintain the effectiveness of such registration statement until no Kayne Registrable Shares remain.

In addition, in connection with certain private placements shares of Common Stock in February 2020 pursuant to subscription agreements with certain investors, the Company agreed to provide such investors certain registration rights applicable to such shares of Common Stock.

Demand Registration Rights. Pursuant to the Vintage Registration Rights Agreement, certain holders of Common Stock are entitled to certain demand registration rights. During a period in which a shelf registration statement covering the Vintage Registrable Shares is effective, if any of Tributum, L.P., Vintage Tributum, L.P., Vintage Capital Management, LLC, Samjor Family LP, Vintage RTO, L.P., Stefac LP, Brian Kahn and Lauren Kahn, as tenants by the entirety, and B. Riley FBR, Inc., or certain of their respective affiliates (each, a “Vintage Group Member”) holding any Vintage Registrable Shares delivers notice to the Company stating that it and/or one or more other holders of Vintage Registrable Shares (such Vintage Group Member, together with such other holders, the “Participating Investors”) intend(s) to effect an underwritten public offering of all or part of its or their Vintage Registrable Shares included on the shelf registration statement (a “Demand Underwritten Offering”), the Company is required to use its reasonable best efforts to amend or supplement the shelf registration statement or related prospectus as may be necessary in order to enable such Vintage Registrable Shares to be distributed pursuant to the Demand Underwritten Offering. The holders of Vintage Registrable Shares are only entitled to offer and sell their Vintage Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Vintage Registrable Shares to be offered and sold in such offering by the Participating Investors is reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Vintage Registrable Shares to be sold) of not less than $25 million.

Piggyback Registration Rights. In the event that the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement under the Securities Act (other than a registration statement on Form S-8 or on Form S-4) (a “Piggyback Registration”), the Company is required to give prompt written notice to the holders of Registrable Shares of its intention to effect such sale or registration and, subject to certain exceptions, is required to include in such transaction all Registrable Shares with respect to which it has received a written request from any holder of Registrable Shares or inclusion therein within ten business days after the receipt of the Company’s notice.

Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and the Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions are designed in part to allow management to continue making decisions for the long-term best interest of the Company and all of its stockholders and encourage anyone seeking to acquire control of the Company to first negotiate with its board of directors.

The Bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the Company’s board of directors. The advance notice provisions will make it more difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing its board of directors. Since the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock in the Certificate of Incorporation makes it possible for the Company’s board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The Certificate of Incorporation also provides that certain transactions with persons owning 20% or more of the Company’s outstanding Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements. Finally, the Bylaws specify that special meetings of the Company’s stockholders can be called only by the Company’s board of directors, the Chair of the Company’s board of directors, or holders of at least 20% of the shares that will be entitled to vote on the matters presented at such special meeting, which restricts the ability of the Company’s stockholders to meet and act outside of regularly scheduled meetings of the Company’s board of directors, adding delay to attempts to change control of the Company.

The Certificate of Incorporation does not give stockholders the right to cumulative voting in the election of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Company’s board of directors or influence the Company’s board of directors’ decision regarding a takeover.

These provisions may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management. They are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. In addition, these provisions are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the value of the Company’s stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

The Company has elected not to be governed by Section 203 of the DGCL (“Section 203”). Section 203 regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

•prior to such time, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

•at or after the time a person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•for breach of the duty of loyalty;

•for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or

•for transactions from which the director derived improper personal benefit.

The Certificate of Incorporation and Bylaws provide that the Company indemnify its directors and officers to the fullest extent permitted by law. The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, an investment in the Company’s Common Stock may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.

Exclusive Forum

The Certificate of Incorporation provides that unless the Company otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on the Company’s behalf, any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders, any action asserting a claim against the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws, or any action asserting a claim against the Company governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum

(other than in a Delaware court) that it finds preferable for disputes with the Company and its directors, officers or other employees.

The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance and such future issuance may not require stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and rights plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock, Voting Non-Economic Preferred Stock and Series A Preferred Stock is EQ Shareowner Services.

Listing of Securities

The Common Stock is listed on Nasdaq under the symbol “FRG”.

The Series A Preferred Stock is listed on Nasdaq under the symbol “FRGAP.”